02 JUN 12 AM 11:14

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR dg
May 24, 2002

02034833

SUPPL

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

**Deutsche Lufthansa AG**
**Rule 12g3-2(b) File No. 82-4691**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser
Ulrike Schlosser

dlw 6/17

Enclosures

| ISSUER | FILE NO. |
| --- | --- |
| Deutsche Lufthansa AG | 82- 4691 |

02 JUN 12 AM

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

**ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

# Investor Info
# April 2002
### Including traffic figures

**Change in capacity utilisation in April compared with previous year**


80
75
70
65
% 60
55
50
45
40
2002
2001
PassengerLF
Cargo LF
GroupLF

N.B.:
Following the transfer of European traffic to Eurowings, the figures for Lufthansa passenger traffic in Europe are only partially comparable with the previous year's.

**Note:**
**The complete Group first-quarter report for 2002 will be available on the Internet from 6.15 hours (UTC) on May 15:**
www.lufthansa-financials.com

**Deutsche Lufthansa AG**
**Investor Relations**
**Tel. +49 (0) 221 826-2444, Fax -2286**
**Tel. +49 (0)69 696-90997, Fax -90990**
**E- mail:**
**investor.relations@ dlh.de**
**Internet:**
www.lufthansa-financials.com
**May 13, 2002**

**Higher utilisation in all traffic areas**
The Lufthansa airlines carried 3.6 million passengers in April 2002. Although the figure was down by 9.2 per cent on the year-earlier level, it is a distinct improvement on the decline of 11.4 per cent in passenger traffic recorded in the first quarter 2002. Indeed, passenger numbers in the Asia/Pacific grew by 7.3 per cent. Available capacity was 12,4 per cent below the level in April last year but about 6 per cent higher than in March 2002, since the flight programme was cautiously expanded with the start of the summer flight schedules. Sales fell year-on-year by 11.3 per cent but reached 7.2 billion revenue passenger-kilometres, clearly surpassing the 7 billion mark again for the first time since September 2001. Utilisation improved by 1.0 percentage point to 73.1 per cent. Lufthansa returned higher seat load factors in all traffic regions except in the Middle East/Africa: The best occupancy rate of 81.7 per cent was attained in Asia/Pacific.
Freight and mail transported by Lufthansa Cargo was only 2.8 per cent below the year-earlier figure at 135,485 tonnes, sales fell by 2.0 per cent. The decline in the first quarter was still minus 6.7 respectively 6.9 per cent. With capacity scaled back by 12.9 per cent, the cargo load factor rose by 7.4 percentage points to 67.0 per cent. Overall capacity utilisation within the Group improved significantly: It was up by 3.8 percentage points on the level in April last year to 70.2 per cent.

**Ground-breaking accord with Fraport**
Lufthansa, the BARIG Board of Airline Representatives in Germany and the ADL grouping of seven holiday airlines signed a general agreement with Fraport on April 30 governing and setting a maximum ceiling for airport fees for take-offs, landing and parking as well as passenger handling long term up to the year 2006. Lufthansa views the accord as an important basis for ongoing development of a reliable partnership with Frankfurt airport.

**Lufthansa Technik takes over Hawker Pacific**
In April, Lufthansa Technik AG (LHT) took over the residual equity in Hawker Pacific Aerospace. The California-based company has a 20 per cent share of the world market in the landing-gear overhaul business and achieved a revenue of USD 83m. in 2001. LHT acquired a majority stake in the US company in December 2000.

**Share listing from conditional capital**
On April 10, 38,160,000 Lufthansa shares were officially admitted for trading on German stock markets. The shares stem from conditional capital and will be available for conversion of Lufthansa convertible bonds into company stock to the value of 750 million euros. The conversion period is from May 31 2002 to December 16 2011. Per-share conversion price: 20.16 euros.

## Traffic figures April 2002

| Lufthansa Passenger Business Group* | April | Yoy (%) | cumulative | Yoy (%) |
|---|---|---|---|---|
| Passengers in 1,000 | 3,641 | -9.2 | 13,294 | -10.8 |
| Available seat-kilometers (mio) | 9,800 | -12.4 | 36,176 | -12.7 |
| Revenue pax-kilometers (mio) | 7,159 | -11.3 | 26,389 | -10.0 |
| Passenger load-factor (%) | 73.1 | + 1.0P. | 72.9 | + 2.1P. |
| Number of Flights | 39,693 | -7.1 | 152,794 | -11.2 |
| **Lufthansa Cargo AG** | **April** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Cargo/mail in 1,000 tonnes | 135 | -2.8 | 531 | -5.8 |
| Available Cargo tonne-km (mio) | 872 | -12.9 | 3,340 | -11.1 |
| Revenue Cargo tonne-km (mio) | 585 | -2.0 | 2,274 | -5.7 |
| Cargo load-factor (%) | 67.0 | + 7.4P. | 68.1 | + 3.9P. |
| Number of Flights | 1,876 | -12.9 | 7,672 | -15.3 |
| **Lufthansa Group** | **April** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Available tonne-km (mio) | 1,861 | -12.4 | 6,967 | -11.9 |
| Revenue tonne-km (mio) | 1,306 | -7.4 | 4,932 | -8.0 |
| Overall load factor (%) | 70.2 | + 3.8P. | 70.8 | + 3.0P. |
| Number of Flights | 41,569 | -7.3 | 160,466 | -11.4 |
| **Traffic regions** | | | | |
| **Europe (incl. Germany)** | **April** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Passengers in 1,000 | 2,888 | - 8.7 | 10,514 | - 11.5 |
| Available seat-kilometers (mio) | 3,058 | - 10.2 | 11,608 | - 10.7 |
| Revenue pax-kilometers (mio) | 1,941 | - 9.6 | 6,985 | - 10.2 |
| Passenger load-factor (%) | 63.5 | + 0.5P. | 60.2 | + 0.4P. |
| Cargo/mail in 1,000 tonnes | 61 | - 2.6 | 244 | - 5.0 |
| Available Cargo tonne-km (mio) | 96 | - 15.2 | 371 | - 15.1 |
| Revenue Cargo tonne-km (mio) | 38 | - 5.9 | 155 | - 6.2 |
| Cargo load-factor (%) | 39.8 | + 3.9P. | 41.8 | + 4.0P. |
| **America (North and South)** | **April** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Passengers in 1,000 | 386 | - 21.4 | 1,356 | - 17.2 |
| Available seat-kilometers (mio) | 3,636 | - 22.4 | 12,507 | - 21.9 |
| Revenue pax-kilometers (mio) | 2,776 | - 21.1 | 9,829 | - 17.5 |
| Passenger load-factor (%) | 76.3 | + 1.2P. | 78.6 | + 4.2P. |
| Cargo/mail in 1,000 tonnes | 33 | - 13.2 | 127 | - 16.7 |
| Available Cargo tonne-km (mio) | 307 | - 22.1 | 1,179 | - 17.4 |
| Revenue Cargo tonne-km (mio) | 216 | - 11.3 | 839 | - 14.7 |
| Cargo load-factor (%) | 70.6 | + 8.7P. | 71.2 | + 2.3P. |
| **Asia/Pacific** | **April** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Passengers in 1,000 | 248 | + 7.3 | 949 | + 3.1 |
| Available seat-kilometers (mio) | 2,375 | - 1.4 | 9,092 | - 5.4 |
| Revenue pax-kilometers (mio) | 1,941 | + 2.6 | 7,400 | - 1.5 |
| Passenger load-factor (%) | 81.7 | + 3.1P. | 81.4 | + 3.2P. |
| Cargo/mail in 1,000 tonnes | 34 | + 9.9 | 127 | + 5.0 |
| Available Cargo tonne-km (mio) | 400 | - 6.0 | 1,500 | - 6.8 |
| Revenue Cargo tonne-km (mio) | 288 | + 6.8 | 1,104 | + 1.5 |
| Cargo load-factor (%) | 71.9 | + 8.6P. | 73.6 | + 6.0P. |
| **Middle East and Africa** | **April** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Passengers in 1,000 | 115 | - 2.7 | 464 | - 0.4 |
| Available seat-kilometers (mio) | 711 | + 3.7 | 2,922 | + 5.5 |
| Revenue pax-kilometers (mio) | 489 | - 3.9 | 2,144 | + 3.5 |
| Passenger load-factor (%) | 68.8 | - 5.5P. | 73.4 | - 1.4P. |
| Cargo/mail in 1,000 tonnes | 8 | - 3.1 | 33 | - 1.2 |
| Available Cargo tonne-km (mio) | 70 | + 0.7 | 290 | + 2.2 |
| Revenue Cargo tonne-km (mio) | 43 | - 1.2 | 175 | + 0.6 |
| Cargo load-factor (%) | 60.7 | - 1.1P. | 60.4 | - 0.9P. |

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Frankfurt, 15 May 2002

# Lufthansa: Operating profit more than doubled

**Aviation Group performed soundly in the first quarter amid a persistently difficult market environment**

Lufthansa performed soundly in the first quarter of 2002 amid a persistently difficult market environment, more than doubling its operating profit compared with the first quarter of 2001. It rose by €7 million to €12 million. After the first three months it is already clear that Lufthansa's strategy for managing the crisis and containing costs is paying off. The subdued growth of operating expenses yielded substantial financial savings.

Lufthansa had reacted promptly and resolutely to the slump in business following 11 September and the acute overall economic situation. The Group systematically adjusted capacity to demand, radically curtailed capital expenditure and carried out large-scale cost-cutting measures. In addition, Lufthansa agreed and implemented flexible working-time arrangements and salary concessions with the trade unions at short notice. All Lufthansa employees thereby made an important contribution to stabilising the Company's commercial position and safeguarding its profitability. The success of these measures was already reflected in the first-quarter result.

In the Passenger Business segment Lufthansa managed to raise average yields by 1.2 per cent. The main reason for this was that the share of First and Business Class passengers in total business regained its accustomed level. Secondly, Lufthansa succeeded in holding its own in what was a difficult competitive setting while keeping prices relatively stable. The package of cost-cutting measures that was speedily adopted in September 2001 was rigorously implemented. One effect of this is that the Lufthansa Group's capital spending fell sharply. As planned and announced, it contracted in the first quarter by 62.8

per cent to €277 million. More than half of this total was spent on purchases of or advance payments on aircraft. All capital expenditure measures in the first quarter were funded in full out of the internally generated cash flow.

The Group's overall revenue increased by 6.1 per cent to €3.9 billion. Lufthansa Technik's Maintenance, Repair and Overhaul segment pushed up its turnover by 2.1 per cent compared with the first quarter of 2001, expanding business with external clients by no less than 14.6 per cent. The Catering segment's external sales surged by 349.3 per cent, mainly due to the first-time consolidation of the LSG Sky Chefs group in the USA.

The Lufthansa Group's net indebtedness was likewise trimmed as scheduled. It decreased to €3.5 billion (end-2001: €3.8 billion). In the first three months of last year it had amounted to €1.7 billion. This year Lufthansa is focusing its attention on maximising the cash flow remaining within the Company with a view to reducing its net debt further.

**First full-year forecast at AGM**

It is not possible at the moment to make a realistic earnings forecast for 2002 as a whole. The Group intends to do this at the Annual General Meeting in Cologne on 19 June. As long as no further political or terrorist events impede the economic upturn, Lufthansa anticipates a distinctly better operating result in 2002 than in 2001.

The full Group Report for the first quarter of 2002 is available on the Internet at http://www.lufthansa-financials.com.

Deutsche Lufthansa AG
Corporate Communications
Phone: +49 / 69 / 696 - 2999
Fax: +49 / 69 / 696 - 95428
http://media.lufthansa.com

**Lufthansa erwirtschaftet im ersten Quartal 2002 operativen Gewinn von 12 Mio. Euro**

Der Lufthansa Konzern hat im ersten Quartal 2002 mit einem Gewinn von 12 Mio. Euro das operative Ergebnis gegenüber dem Vorjahreszeitraum mehr als verdoppelt. Dies ist zurückzuführen auf die schnelle Anpassung der Kapazitäten an die veränderte Nachfragesituation und auf die stabilen Durchschnittserlöse. Das entschlossene Kostenmanagement aller Konzerngesellschaften begrenzte zudem die Aufwandsentwicklung. Weitere Informationen werden im Internet unter "http://www.lufthansa-financials.com" am 15. Mai 2002 ab 08.15h (MESZ) bereitgestellt.

Deutsche Lufthansa AG, Investor Relations
Ulrike Schlosser, Telefon (069) 696 6470 oder 90997, Fax (069) 696 90990
Email: investor.relations@dlh.de
14. Mai 2002

**Lufthansa first-quarter 2002 operating profit of 12 million euros**

The Lufthansa Group returned a first-quarter operating profit of 12 million euros in 2002, more than double the figure in the previous year. Aside from prompt matching of capacities to declining demand, the improvement is attributable to stabilising yields. Rigorous cost management in all companies in the Group additionally helped to curb the growth in expenses. More details will be available on the http://www.lufthansa-financials.com website on May 15, 2002 at 06.15 (UTC).

Deutsche Lufthansa AG, Investor Relations
Ulrike Schlosser, Phone (#49) 69 696 6470 or 90997,
Fax (#49) 69 696 90990
Email: investor.relations@dlh.de
May 14 2002

Lufthansa



Deutsche Lufthansa Aktiengesellschaft
Cologne

We hereby invite our shareholders to attend
**the 49 Annual General Meeting**
**to be held on Wednesday, 19 June 2002 at 10 a.m.**
at the Kölnarena, Willy-Brandt-Platz 1, 50679 Köln.

# ıgenda*

Presentation of the Approved Accounts, the Consolidated Accounts, the Management Report for the Company and the Group as well as the Report of the Supervisory Board for the 2001 financial year

. Approval of Executive Board's acts for the 2001 financial year

. Approval of Supervisory Board's acts for the 2001 financial year

. Cancellation of Authorised Capital A, creation of new Authorised Capital A and a corresponding amendment to the Articles of Association

ı. Authorisation of the issue of convertible bonds and/or bonds with warrants attached, cancellation of the previous authorisation of the issue of convertible bonds and/or bonds with warrants attached, the creation of Conditional Capital and a corresponding amendment to the Articles of Association

ἰ. Authorisation to purchase own shares

'. Appointment of auditors for annual financial statements in the 2002 financial year

* This text is a translation of the original German text.
Please note that only the German version is binding under law.

# Proposals for resolution on the points of the Agenda*:

**2. Approval of Executive Board's acts for the 2001 financial year**

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Executive Board during the 2001 financial year.

**3. Approval of Supervisory Board's acts for the 2001 financial year**

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Supervisory Board during the 2001 financial year.

**4. Cancellation of Authorised Capital A, creation of new Authorised Capital A and a corresponding amendment to the Articles of Association**

The authorisation granted the Executive Board by the Annual General Meeting on 16 June 1999 to raise the share capital with the consent of the Supervisory Board in accordance with Article 4 paragraph 2 of the Articles of Association (Authorised Capital A) has not yet been utilised. To increase the scope for the Company to react promptly and appropriately to market developments as well as to enable it to undertake capital increases against cash contribution or against contribution in kind, new increased Authorised Capital A is to be created, and the previous authorisation to be cancelled.

The Executive Board and the Supervisory Board therefore propose adoption of the following resolution:

a) Cancellation of the previous Authorised Capital A
The authorisation granted the Executive Board by the Annual General Meeting on 16 June 1999 on point 8 of the Agenda to raise the share capital of the Company, with the consent of the Supervisory Board, in accordance with Article 4 paragraph 2 of the Articles of Association in one or more stages until 15 June 2004 by up to Euro 100,000,000 through the issue of new registered share capital against cash contribution (Authorised Capital A) shall be cancelled.

b) Creation of new Authorised Capital A
The Executive Board is authorised, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 18 June 2007 by up to Euro 200,000,000 through the issue of new registered

shares against cash contribution or against contribution in kind (Authorised Capital A). Shareholders shall be granted a subscription right.

In the case of share issues against contribution in kind made for the purpose of acquiring companies or interests in companies, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders. The Executive Board is also authorised, with the consent of the Supervisory Board, to exclude fractional amounts from the subscription rights of shareholders. Furthermore, in the case of a capital increase against cash contribution, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders if the issue price is not materially lower than the market price. However, this authorisation is subject to the condition that shares issued in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act do not exceed ten per cent of the share capital, either at the time this authorisation is granted or at the time it takes effect or at the time it is implemented. A sell of own shares shall be set off against this limit of ten per cent of share capital if it is carried out after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act. This limit of ten per cent of share capital shall also be set off against those shares that are issued to service convertible bonds and/or bonds with warrants attached, provided that the convertible bonds and/or bonds with warrants attached were issued after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act.

The Executive Board is also authorised, with the consent of the Supervisory Board, to determine the further particulars of shareholder rights and the conditions for the shares issue.

c) Amendment to the Articles of Association
Article 4 paragraph 2 (Authorised Capital A) of the Articles of Association shall be amended to read as follows:

"The Executive Board is authorised, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 18 June 2007 by up to Euro 200,000,000 through the issue of new registered shares against cash contribution or against contribution in kind (Authorised Capital A). Shareholders shall be granted a subscription right. In the case of

share issues against contribution in kind made for the purpose of acquiring companies or interests in companies, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders. The Executive Board is also authorised, with the consent of the Supervisory Board, to exclude fractional amounts from the subscription rights of shareholders. Furthermore, in the case of a capital increase against cash contribution, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders if the issue price is not materially lower than the market price. However, this authorisation is subject to the condition that shares issued in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act do not exceed ten per cent of the share capital, either at the time this authorisation is granted or at the time it takes effect or at the time it is implemented. A sell of own shares shall be set off against this limit of ten per cent of share capital if it is carried out after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act. This limit of ten per cent of share capital shall also apply to those shares that are issued to service convertible bonds and/or bonds with warrants attached, provided that the bonds were issued after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act. The Executive Board is authorised, with the consent of the Supervisory Board, to determine the further particulars of shareholder rights and the conditions for the share issue."

d) Entry in the Commercial Register
To ensure that the cancellation of the previous Authorised Capital A does not take effect until it is replaced by the new Authorised Capital A in the amount of Euro 200,000,000, the Executive Board shall be instructed not to register the aforementioned resolution framed under a) on the cancellation of the previous Authorised Capital A for entry in the Commercial Register until it is sure that the resolution on the creation of new Authorised Capital A pursuant to b) above in the amount of Euro 200,000,000 as well as the corresponding amendment to the Articles of Association pursuant to c) above has been entered in the Commercial Register immediately after the entry of this cancellation.

*Report of the Executive Board to the Annual General Meeting on point 4 of the Agenda in accordance with Articles 203 paragraph 2, 186 paragraph 3 sentence 4, paragraph 4 sentence 2 German Stock Corporation Act*

The Executive Board and the Supervisory Board propose to the Annual General Meeting the creation of new Authorised Capital A in the total nominal amount of Euro 200,000,000. This new Authorised Capital A is to replace the previous Authorised Capital A.

With the proposed authorisation of the Executive Board to exclude the subscription rights of shareholders in the issue of new shares against contribution in kind for the purpose of acquiring companies or an interest in companies, shares may be issued in consideration for acquisitions. National and international competition increasingly requires that this kind of consideration be made, especially as sellers frequently insist on obtaining shares of the acquiring company in payment for acquisitions because this may be more advantageous for them. Very high payments must often been made in such cases. These payments can often not be made, or are not to be made, in cash – primarily in order to achieve an optimal financing arrangement. The amount of the authorised capital should be sufficiently high to enable large corporate acquisitions to be carried out as well, whether they be funded by means of cash or shares. Having the scope to offer the Company's own shares as an acquisition currency is thus an advantage in competing for interesting acquisition targets. The authorisation proposed is therefore designed to enable the Company to take advantage of interesting opportunities to acquire companies or a stake in companies in a flexible way and at reasonable cost, in the interests of the shareholders. As a capital increase for the purpose of funding an acquisition must be carried out at short notice, this cannot as a rule be approved by the Annual General Meeting, which only takes place once a year. For this reason, the creation of authorised capital which the Executive Board can use as resource is necessary.

The Executive Board is also authorised, with the consent of the Supervisory Board, in accordance with Articles 203 paragraph 2, 186 paragraph 3 sentence 4 German Stock Corporation Act in regard to an increased amount that neither at the time the authorisation takes effect nor at the time the authorisation is implemented exceeds ten per cent of existing share capital to exclude the subscription rights of shareholders if the new shares are issued against cash contribution and at a price that is not materially lower than the market price. This authorisation puts the Company in a position to exploit market opportunities in its various fields of business rapidly and flexibly, and to raise the necessary capital to do so at very short notice if need be. By so avoiding the costly and time-consuming process of carrying out a rights offering, the Company is able to meet equity capital needs without delay to take advantage

of short term market opportunities, to raise substantial sums through issues to the benefit of the Company and also to gain new groups of shareholders in Germany and abroad. In implementing the authorisation, the Executive Board shall set the discount as low as market conditions prevailing at the time of the placement allow. The discount to the market price at the time the authorised capital is utilised shall under no circumstances be greater than five per cent of the prevailing market price. Moreover, the exclusion of subscription rights shall not exceed, either at the time of granting of the authorisation or at the time it takes effect or at the time it is implemented, ten per cent of existing share capital. These provisions are designed to protect shareholders against the dilution of their shareholdings in accordance with the requirements of the law. By virtue of the fact that the issue price of new shares approximates the market price, and by virtue of the limitation on the amount of shares that can be issued in a capital increase without subscription rights, every shareholder has the opportunity in principle to maintain his ratio of shareholdings by acquiring the necessary number of shares on virtually the same conditions on the market. This therefore ensures that – in conformity with the legal requirements of Article 186 paragraph 3 sentence 4 German Stock Corporation Act – the financial interests and voting rights of shareholders are adequately safeguarded in any utilisation of the authorised capital in exclusion of subscription rights, while the Company gains additional entrepreneurial flexibility in the interests of all its shareholders. A sell of own shares shall be set off against this limit of ten per cent of share capital if this is done after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act. This limit of ten per cent of share capital shall also apply to those shares that are issued to service convertible bonds and/or bonds with warrants attached, provided that the bonds were issued after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act. These offsets are designed to ensure that no shares from Authorised Capital A are issued in exclusion of subscription rights, in accordance with Articles 203 paragraph 1, 186 paragraph 3 sentence 4 German Stock Corporation Act, if this would result in the subscription rights of shareholders being excluded for more than ten per cent of the share capital in the direct or appropriate application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act without any important reason. This additional limitation is in the interests of shareholders who wish to maintain their ratio of shareholdings in a capital increase.

The Executive Board will examine carefully in each specific case whether it should utilise the authorisation to increase capital in exclusion of subscription

rights of shareholders. It shall make use of this power only if the Executive Board and the Supervisory Board deem this to be in the interests of the Company and thus of their shareholders.

The Executive Board will report on the utilisation of the Authorised Capital at the respective following Annual General Meeting.

In the event that the Executive Board does not make use of the aforementioned authorisations to exclude subscription rights, the subscription rights of shareholders may only be excluded, with the consent of the Supervisory Board, for fractional amounts arising from the subscription ratio in order to facilitate the process. The new shares that are excluded from the subscription rights of shareholders as fractional amounts shall either be sold through the stock exchange or otherwise disposed of in the best possible manner for the Company.

**5. Authorisation of the issue of convertible bonds and/or bonds with warrants attached, cancellation of the previous authorisation of the issue of convertible bonds and/or bonds with warrants attached, the creation of Conditional Capital and a corresponding amendment to the Articles of Association**

The Executive Board was authorised by the resolution on point 10 of the Agenda of the Annual General Meeting of 16 June 1999 to issue, with the consent of the Supervisory Board, convertible bonds and/or bonds with warrants attached in one or more stages in an aggregate nominal amount of up to Euro 1,000,000,000. In addition, on the same point of the Agenda, the Annual General Meeting of 16 June 1999 resolved to create authorised capital to enable conversion and/or option rights to be exercised. On the basis of the resolutions of the Executive Board and the Supervisory Board of 5 December 2001, this authorisation to issue convertible bonds and/or bonds with warrants attached was partially utilised. On 4 January 2002, the Company issued convertible bonds in the amount of Euro 750,000,000 that are convertible in up to 38,160,000 shares of the Company. To enable the Company to issue further convertible bonds and/or bonds with warrants attached, a proposal is to be made to the Annual General Meeting to renew the authorisation to issue convertible bonds and/or bonds with warrants attached and to provide for the creation of new Conditional Capital to enable conversion and/or option rights arising from this new authorisation to be exercised. With the entry into force of the new authorisation, the previous authorisation shall be cancelled.

The Executive Board and the Supervisory Board therefore propose adoption of the following resolution:

a) Authorisation to issue convertible bonds and/or bonds with warrants attached
The Executive Board shall be authorised to issue, with the consent of the Supervisory Board, convertible bonds and/or bonds with warrants attached in bearer or registered form in one or more stages until 18 June 2007 up to an aggregate nominal amount of Euro 1,000,000,000, and to grant the holders or creditors of these convertible bonds and/or bonds with warrants attached conversion or subscription rights to registered shares of the Company in an amount of up to Euro 38,160,000 of the share capital, subject to the conditions of the convertible bond and/or bond with warrants attached. The life of the convertible bonds and/or bonds with warrants attached shall not exceed 15 years.

The convertible bonds and/or bonds with warrants attached may be denominated in Euros or – in an equivalent value – in any other legal currency, such as that of an OECD country. The bonds may also be issued by a foreign subsidiary in which Deutsche Lufthansa AG holds a 100% direct or indirect interest; in such case, the Executive Board is authorised, with the consent of the Supervisory Board, to assume a guaranty on behalf of the Company for the convertible bonds and/or bonds with warrants attached and to grant the holders of such convertible bonds and/or bonds with warrants attached conversion or subscription rights to new registered shares of Deutsche Lufthansa AG.

The individual issues of the bonds shall rank pari passu amongst themselves.

In the case of issues of bonds with warrants, one or more warrants shall be attached to each bond entitling the holder to subscribe to registered shares of Deutsche Lufthansa AG subject to the subscription conditions stipulated by the Executive Board. The amount of shares of the Company as a proportion of share capital that can be subscribed for in any single bond issue may not exceed the nominal value of the bond issue. The life of subscription rights shall not exceed 15 years.

In the case of issues of convertible bonds, the holders of the bonds shall have the right to exchange them for registered shares of Deutsche Lufthansa AG, subject to the terms and conditions that may be stipulated by the Executive Board. The conversion ratio shall be computed by dividing the nominal value of the bond by the conversion price set for a single registered share of Deutsche Lufthansa AG. The conversion ratio may also be

computed by dividing the issue price, which is lower than the nominal value, by the conversion price set for a single new registered share of Deutsche Lufthansa AG. The conversion ratio may be rounded off to an even figure, or a cash payment may be stipulated. In addition, it may be stipulated that fractional amounts be aggregated and/or compensated for in cash. The amount of shares of the Company as a proportion of share capital that can be converted may not exceed the nominal value of the bond issue. The conditions of the convertible bond may also provide for a mandatory conversion at the end of the life of the bonds (or at an earlier date).

The terms and conditions of the bond may also provide for own shares of the Company to be issued in the exercise of conversion or option rights. They may also provide for the Company to pay an equivalent value in cash to the holders of conversion or option rights in lieu of shares of the Company. Moreover, the conversion or subscription conditions of the bond may also provide for the number of shares issued in the exercise of conversion or option rights or in the fulfilment of mandatory conversions, or an exchange right in this regard, to be variable, and/or for the conversion or subscription price set within a range determined by the Executive Board to be changed during the life of the bond depending on the performance of the share price, or as a consequence of provisions to protect shareholders against dilution.

The conversion or subscription price to be set for registered shares of Deutsche Lufthansa AG shall be in Euros and must – even in the case of a variable exchange ratio or a variable conversion or subscription price – correspond either to at least eighty per cent of the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or an appropriate successor system) on the ten trading days prior to the date of the decision of the Executive Board to issue convertible bonds and/or bonds with warrants attached, or to at least eighty per cent of the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or an appropriate successor system) during the days on which the subscription rights of the convertible bond and/or bond with warrants attached are traded on the Frankfurt Stock Exchange (with the exception of the last two days on which subscription rights are traded). Notwithstanding the provisions of Article 9 paragraph 1 German Stock Corporation Act, the conversion or subscription price shall, by virtue of a clause protecting shareholders against dilution, be lowered by the payment of an appropriate amount in cash on the exercise of conversion rights or through a reduction of the supplementary payment, subject to the terms and conditions of the issue of convertible bonds and/or bonds with warrants attached, if the Company, during the life of the conversion or option rights, grants a subscription right to its shareholders in raising the share capital or issues

further convertible bonds and/or bonds with warrants attached or grants other option rights and does not grant a subscription right to the holders of the conversion or option rights to the extent to which they would be entitled after exercising their conversion or option rights. Instead of a payment in cash or a reduction of the supplementary payment, the exchange ratio may also – if this is possible – be adjusted by division to take account of the lower conversion price. The conditions may also provide for an adjustment of the conversion or option rights to take account of a reduction in capital, a share split or payment of a special dividend.

To ensure that the Company complies with the regulations of the Air Traffic Act and the Aviation Compliance Documenting Act (LuftNaSiG), the conversion and subscription conditions shall include a provision allowing, in the event of the conversion or subscription rights being exercised, for the convertible bond or warrant to be transferred to a domestic bank and for the holder of the convertible bond or warrant to receive a cash payment linked to the market price in lieu of shares of the Company.

In principle, the shareholders are entitled to a subscription right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders on the bonds bearing conversion or subscription rights to registered shares of Deutsche Lufthansa AG in an aggregate nominal amount of up to Euro 1,000,000,000, provided that the issue price is not significantly lower than the theoretical market value of the convertible bonds or bonds with warrants attached computed by generally recognised mathematic of finance methods. The Executive Board shall be obliged for every issue to obtain an expert opinion from a recognised investment bank or firm of auditors confirming that the issue price is not materially lower than the market price of the convertible bonds and/or bonds with warrants attached.

The authorisation to exclude subscription rights only applies to convertible bonds and/or bonds with warrants attached issued in application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act in exclusion of subscription rights, subject to the condition that the shares issued or to be issued to cover the exercise of conversion or subscription rights do not exceed ten per cent of the share capital, either at the time this authorisation takes effect or at the time it is implemented. A sell of own shares may be set off against this limit of ten per cent of the share capital if this is done after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act. This limit of ten per cent of share capital shall also apply to those shares that are issued after

the granting of this authorisation by virtue of an authorisation applying at the time this authorisation takes effect or by virtue of a replacement of such an authorisation to issue new shares from Authorised Capital in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act. In the event that the Executive Board does not make use of the aforementioned authorisation to exclude subscription rights, the subscription rights of shareholders may, with the consent of the Supervisory Board, be excluded for fractional amounts and may also be excluded with the consent of the Supervisory Board in order to grant the holders of conversion or subscription rights to registered shares of Deutsche Lufthansa AG subscription rights to the extent to which they would be entitled after exercising their conversion or subscription rights.

The Executive Board is authorised, with the consent of the Supervisory Board, to determine further particulars of the issuance and terms of issues, in particular the interest rate, the issue price and the life of issues or, if necessary, with the approval of the management bodies of the foreign subsidiaries issuing the bonds.

b) Cancellation of the previous authorisation to issue convertible bonds and/or bonds with warrants attached
The authorisation granted the Executive Board by the Annual General Meeting on 16 June 1999 on point 10 of the Agenda to issue convertible bonds and/or bonds with warrants attached shall be cancelled to the extent to which it has not been utilised from the time at which this new authorisation comes into effect.

c) Creation of Conditional Capital
The share capital of Deutsche Lufthansa AG shall be raised conditionally by up to Euro 97,689,000 through the issue of up to 38,160,000 new registered shares. This increase in Conditional Capital is to enable shares to be issued to the holders or creditors of convertible bonds and/or bonds with warrants attached in accordance with the aforementioned authorisation.

The issue shall take place pursuant the conversion or subscription price to be set in each case according to a). Conditional Capital shall be raised only to the extent to which the conversion or subscription rights are exercised or that mandatory conversions attached to convertible bonds and/or bonds with warrants are fulfilled, and provided that own shares are not used for servicing the bond issues.

The new shares are entitled to participate in the profits from the start of the financial year in which they are issued as a result of the exercise of conversion or subscription rights or of the fulfilment of mandatory conversions.

The Executive Board is authorised to determine further details of the implementation of the conditional increase in capital.

d) Amendment to the Articles of Association
The following paragraph 7 shall be inserted in Article 4 of the Articles of Association:

"The share capital shall be conditionally increased by up to Euro 97,689,000 through the issue of up to 38,160,000 new registered shares. The Conditional Capital increase shall be effected only to the extent that the holders or creditors of conversion rights or subscription rights attached to convertible bonds and/or bonds with warrants attached that are issued until 18 June 2007 under the authorisation granted the Executive Board by the Annual General Meeting of 19 June 2002 by Deutsche Lufthansa AG or by a foreign subsidiary in which the Company holds a 100% direct or indirect interest exercise their conversion or subscription rights, or to the extent that the holders or creditors of mandatory conversions attached to convertible bonds that are issued until 18 June 2007 under the authorisation granted the Executive Board by the Annual General Meeting of 19 June 2002 by Deutsche Lufthansa AG or by a foreign subsidiary in which the Company holds a 100% direct or indirect interest fulfil their mandatory conversions, and provided that own shares are not used for servicing the bond issues. The new shares are entitled to participate in the profits from the start of the financial year in which they are issued as a result of the exercise of conversion or subscription rights or of the fulfilment of mandatory conversions."

*Report of the Executive Board to the Annual General Meeting on point 5 of the Agenda in accordance with Articles 221 paragraph 4, 186 paragraph 3 sentence 4, paragraph 4 sentence 2 German Stock Corporation Act*

In view of the fact that the previous authorisation to issue convertible bonds and/or bonds with warrants attached has been largely utilised, a new authorisation to issue convertible bonds and/or bonds with warrants attached is proposed to the Annual General Meeting. Thereunder convertible bonds and/or bonds with warrants attached up to a total nominal amount of Euro 1,000,000,000 entitling holders to subscribe for up to 38,160,000 registered shares of Deutsche Lufthansa AG may be issued.

The issue of convertible bonds and/or bonds with warrants attached to subscribe to shares of Deutsche Lufthansa AG enables the Company to raise capital on attractive terms. The conversion or subscription premiums derived are to the benefit of the Company, thus enabling it to utilise attractive financing opportunities. The additional possibility specified of providing for a mandatory

conversion besides granting conversion and/or subscription rights also increases the range of features that can be attached to this type of instrument. The authorisation accords the Company the flexibility it needs to float the bonds itself or through a wholly-owned subsidiary. Moreover, the bonds can be denominated in Euros or in other currencies, such the legal currency of an OECD member country.

In principle, the shareholders are entitled to a subscription right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders in the analogous application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act in order to limit the number of shares issued as a result of the exercise of conversion or subscription rights or of conversion obligations to ten per cent of the share capital of the Company. The issue of new shares against cash may be set off against this limit of ten per cent of the share capital if they are issued after this authorisation has come into effect by virtue of an authorisation applying at the time this authorisation takes effect or by virtue of a replacement of such an authorisation to issue new shares from Authorised Capital in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act in exclusion of subscription rights. The sell of own shares can likewise be offset if they are sold after this authorisation has come into effect by virtue of an authorisation applying at the time this authorisation takes effect or by virtue of a replacement of such an authorisation in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act. These offsets are designed to ensure that no convertible bonds and/or bonds with warrants attached are issued if this would result in the subscription rights of shareholders being excluded for more than ten per cent of the share capital in the direct or indirect application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act without any special material reason. This additional limitation is in the interests of shareholders who wish to maintain their ratio of shareholdings in a capital increase.

Through this opportunity to float issues free of subscription rights, the Company has the scope to exploit favourable market opportunities at short notice. This is mainly because, in contrast to an issue of convertible bonds and/or bonds with warrants bearing subscription rights, the issue price can be set immediately before the placement, thus minimising the risk during the subscription period of fluctuations in the price of Deutsche Lufthansa AG registered shares, in view of their high volatility.

In the case of such an exclusion of subscription rights, the issue price must be set at a level that is not materially lower than the market price as required by the provisions of Article 186 paragraph 3 sentence 4 German Stock Corporation Act. This is to protect shareholders against dilution of their shareholdings.

Owing to the requirement specified in the authorisation that the issue price of convertible bonds and/or bonds with warrants attached may not be significantly lower than the theoretical market price, the value of a subscription right would be virtually nil. To ensure that this requirement is adhered to in the issue of convertible bonds and/or bonds with warrants attached, the issue price may not be significantly lower than the theoretical market value of the convertible bonds or bonds with warrants attached computed by generally recognised mathematic of finance methods. In this regard, the Executive Board shall be obliged for every issue to obtain an expert opinion from a recognised investment bank or firm of auditors confirming that the issue price is not materially lower than the market price of the convertible bonds and/or bonds with warrants attached. This ensures that shareholders are protected from the dilution of their shareholdings, and will not suffer any financial disadvantage through the exclusion of subscription rights. Shareholders who wish to maintain their stake in the share capital of the Company can do so by buying additional shares on the market. The Executive Board is also authorised, with the consent of the Supervisory Board, to exclude fractional amounts from subscription rights. Such fractional amounts may result from the amount of the issue concerned and the setting of a practicable subscription ratio. In such cases, the exclusion of subscription rights facilitates the execution of the capital increase. The new shares that are excluded from the subscription rights of shareholders as fractional amounts shall either be sold through the exchange or otherwise disposed of in the best possible manner for the Company.

The Executive Board shall also have the opportunity to exclude the subscription rights of shareholders, with the consent of the Supervisory Board, in order to grant the holders or creditors of conversion and/or subscription rights or of convertible bonds bearing a mandatory conversion subscription rights to the extent to which they would be entitled after exercising their conversion or subscription rights or fulfilling their mandatory conversion. This enables the Executive Board, in the event of the utilisation of the authorisation, to prevent the conversion or subscription price from having to be reduced for the holders of existing conversion or subscription rights as required by the subscription and conversion conditions.

The terms and conditions of the bond may also provide – to enhance flexibility – for the Company to pay an equivalent value in cash to the holders of conversion or subscription rights in lieu of shares of the Company. Moreover, the conversion or subscription conditions of the bond may also provide for the number of shares issued in the exercise of conversion or subscription rights or in the fulfilment of mandatory conversions, or an exchange right in this regard, to be variable and/or for the conversion or subscription price set within a range determined by the Executive Board to be changed during the life of the bond depending on the performance of the share price, or as a consequence of

provisions to protect shareholders against dilution. The conversion or subscription price to be set for a share must – even in the case of a variable exchange ratio or a variable conversion or subscription price – correspond either to at least eighty per cent of the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or an appropriate successor system) on the ten trading days prior to the date of the resolution of the Executive Board to issue convertible bonds and/or bonds with warrants attached, or to at least eighty per cent of the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or an appropriate successor system) during the days on which the subscription rights are traded on the Frankfurt Stock Exchange, with the exception of the last two days on which subscription rights are traded.

The Conditional Capital specified serves to ensure that the conversion or subscription rights attached to convertible bonds or bonds with warrants can be exercised and that the mandatory conversions to shares of the Company can be fulfilled, provided that own shares are not utilised for this purpose.

To ensure that the Company complies with the regulations of the Air Traffic Act and the Aviation Compliance Documenting Act (LuftNaSiG), the conversion and subscription conditions of the convertible bonds or bonds with warrants attached shall include a provision allowing, in the event of the conversion or subscription rights being exercised, for the convertible bond or warrant to be transferred to a domestic bank and for the holder or creditor of the convertible bond or warrant to receive a cash payment linked to the market price in lieu of shares of the Company. This provision is necessary so that Deutsche Lufthansa AG may adhere to the air transport regulations. The air transport agreements concluded by the Federal Republic of Germany typically allow, in various formulations, for the other contractual party to demand proof that a material interest (usually a majority interest) and actual control of the company designated by the country that is party to the agreement is in the hands of its citizens. To avoid the risk of these regulations being infringed upon through the exercise of conversion or subscription rights, it is necessary to enable the Company, in the event of the conversion or subscription rights being exercised, to make a cash payment in lieu of shares, or to stipulate that the new shares resulting from the exercise of conversion or subscription rights may be acquired by a third party on condition that they are sold at a price that is not significantly below the market price.

## 6. Authorisation to purchase own shares

The current authorisation granted by the Annual General Meeting of 20 June 2001 on point 5 of the Agenda to permit the purchase of own shares will expire

on 19 December 2002. This authorisation has not been utilised yet. So that the Company may continue to have the opportunity to buy back its own shares, a resolution to cancel the authorisation granted last year and to authorise the Executive Board anew to purchase own shares until 18 December 2003 shall be proposed to the Annual General Meeting.

The Executive Board and the Supervisory Board therefore propose adoption of the following resolution:

The Company shall be authorised pursuant to Article 71 paragraph 1 (8) German Stock Corporation Act to purchase its own shares until 18 December 2003 in an amount not exceeding ten per cent of the current share capital of the Company. The shares may be purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. The price paid for these shares may not be more than 10 per cent higher or lower than the market price. In terms of the aforementioned provision, the market price in the event of a purchase through the stock exchange shall be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or an appropriate successor system) on the last five trading days prior to the purchase of the shares. In the event of a purchase by means of a public offer to purchase made to all shareholders, the market price shall be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or an appropriate successor system) on the last five trading days prior to the publication of the decision to submit this offer.

The Executive Board shall be authorised to sell, with the consent of the Supervisory Board, own shares acquired in a way other than through the stock exchange or by means of a public offer to purchase made to all shareholders, provided that they are sold at a price that is not materially lower than the market price of the same class of shares of the Company at the time of the sale. The subscription rights of shareholders shall be excluded. This authorisation is subject, however, to the condition that the shares excluded under Article 186 paragraph 3 sentence 4 German Stock Corporation Act do not exceed ten per cent of the share capital, either at the time this authorisation is granted or at the time it takes effect. To be set off against this limit of ten per cent of the share capital are shares that are issued after this authorisation has come into effect by virtue of an authorisation applying at the time this authorisation takes effect or by virtue of a replacement of such an authorisation to issue new shares from Authorised Capital in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act. This limit of ten per cent of share capital shall also apply to those shares that are issued to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorisation has come into effect by virtue of an authorisation applying at the time this authorisation

takes effect or by virtue of a replacement of such an authorisation in exclusion of subscription rights in application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act.

The Executive Board shall also be authorised to sell, with the consent of the Supervisory Board, own shares purchased in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that this is done against contribution in kind for the acquisition of companies or interests in companies, in the fulfilment of the rights of holders or creditors of convertible bonds or bonds with warrants attached issued by the Company or by a foreign subsidiary in which Deutsche Lufthansa AG holds a 100% direct or indirect interest, or in order to offer the own shares acquired as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. In each case, the subscription rights of shareholders shall be excluded.

The Executive Board shall also be authorised, with the consent of the Supervisory Board, to call in all or part of own shares purchased, without any further resolution of the General Meeting required.

Under the aforementioned authorisations, own shares may be sold or called in in aggregate or in portions of the total amount authorised.

The current authorisation for the purchase of own shares granted by the Annual General Meeting of 20 June 2001 on point 5 of the Agenda and expiring on 19 December 2002 shall be cancelled for the time after which the new authorisation takes effect.

*Report of the Executive Board on point 6 of the Agenda pursuant to Article 71 paragraph 1 (8) and Article 186 paragraph 3 sentence 4, paragraph 4 sentence 2 German Stock Corporation Act*

Under point 6 of the Agenda, it is proposed that the Annual General Meeting authorises the Company pursuant to Article 71 paragraph 1 (8) German Stock Corporation Act until 18 December 2003 to acquire own shares representing up to ten per cent of the share capital at the time of the approval of the resolution by the Annual General Meeting, including own shares that have already been acquired or those that are attributable to the Company. Under this proposal, the Company shall be entitled to dispose of or to issue own shares acquired by virtue of this or another authorisation partly in exclusion of the subscription rights of shareholders.

The proposed authorisation to purchase own shares replaces the previous authorisation granted by the Annual General Meeting in 2001. The authorisation is intended to enable the Company to use the flexibility of this instrument until 18 December 2003. Own shares may be only purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. In this way, all shareholders shall have the same opportunity to sell shares to the Company, if the Company makes use of the authorisation to purchase its own shares.

Legal regulations allow for the Company to sell own shares acquired through the stock exchange or by means of a public offer made to all shareholders. In this means of disposal, the rights of shareholders to equal treatment shall be safeguarded in the reissuance of shares. In addition, the authorisation proposed also provides for the Executive Board to sell, with the consent of the Supervisory Board, own shares acquired by virtue of an authorisation to purchase own shares in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that they are sold at a price that is not materially lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. With this authorisation, which is equivalent to an exclusion of subscription rights, the Company is making use of the scope provided by Article 71 paragraph 1 (8) German Stock Corporation Act in application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act to facilitate the exclusion of subscription rights. This is intended to create the opportunity for it to offer shares of the Company to institutional investors in particular and/or to expand the shareholder base, in the interests of the Company. This is also intended to ensure that the Company is able to react quickly and flexibly to favourable market opportunities. Due account is taken of the interests of the shareholders through the provision that the shares may be sold only at a price that is not materially lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. This authorisation is limited to a total of ten per cent of the share capital of the Company, both at the time this authorisation takes effect and at the time it is implemented. To be set off against this limit of ten per cent of the share capital are shares that are issued after this authorisation has come into effect by virtue of an authorisation applying at the time the proposed authorisation takes effect or by virtue of a replacement of such an authorisation to issue new shares from Authorised Capital in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act. This limit of ten per cent of share capital shall also apply to those shares that are issued to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorisation takes effect by virtue of an authorisation applying at the time the proposed authorisation takes effect or replacing such an authorisation in exclusion of subscription rights in application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act. These offsets are

designed to ensure that own shares purchased are not issued in exclusion of subscription rights, in accordance with Articles 186 paragraph 3 sentence 4 German Stock Corporation Act, if this would result in the subscription rights of shareholders being excluded for more than ten per cent of the share capital in the direct or indirect application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act without any special material reason. This additional limitation is in the interests of shareholders who wish to maintain their proportion of shareholdings.

The Executive Board shall also be authorised, with the consent of the Supervisory Board, to use own shares purchased by virtue of the proposed authorisation as consideration for the acquisition of companies or of interests in companies. International competition increasingly requires this form of acquisition financing as well. The proposed authorisation is intended to create the necessary scope for the Company to take rapid and flexible advantage of acquisition opportunities that may arise. The proposed exclusion of subscription rights takes due account of this. In determining the valuation ratios, the Executive Board will ensure that the interests of shareholders are adequately safeguarded. The Authorised Capital A proposed under point 4 of the Agenda may also be used by the Company for the purpose of acquiring companies or interests in other companies. In deciding on which type of shares shall be used to finance such transactions, the Executive Board will be guided solely by the interests of the Company and of the shareholders. The Executive Board shall also be authorised, with the consent of the Supervisory Board, to use own shares purchased by virtue of the proposed authorisation to fulfil the rights of holders or creditors of convertible bonds and/or bonds with warrants attached issued by the Company or by a wholly-owned subsidiary of the Company. If the Company makes use of this opportunity, no Conditional Capital increase need to be carried out. The interests of the shareholders are therefore not affected by this additional opportunity. Furthermore, the Executive Board shall be authorised to offer own shares acquired as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. This is to enable the Company to offer shares to its employees without having to resort to Authorised Capital B. The use by the Company of available own shares instead of resorting to a capital increase or a cash payment may make sense in business terms, the purpose of the authorisation being to increase flexibility.

The Executive Board will report on any utilisation of the authorisation to purchase own shares at the subsequent Annual General Meeting.

## 7. Appointment of auditors for annual financial statements in the 2002 financial year

The Supervisory Board proposes the appointment of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, as auditors of the Annual Accounts and of the Consolidated Accounts for the 2002 financial year.

***

**Statements in accordance with the requirements of Article 128 paragraph 2 German Stock Corporation Act**

**A member of the Supervisory Board of Deutsche Lufthansa AG is a member of the Executive Board of the following bank:**
Deutsche Bank AG

**The following banks hold an interest in Deutsche Lufthansa Aktiengesellschaft that must be disclosed in accordance with the requirements of Article 21 Securities Trading Act:**
Dresdner Bank indirectly through its interest in MGL, Münchener Gesellschaft für Luftfahrtwerte mbH
Bayerische Landesbank indirectly through its interest in MGL, Münchener Gesellschaft für Luftfahrtwerte mbH

**The following banks are members of the consortium that carried out the last issue of securities of the Company within the past 5 years:**
Morgan Stanley Dean Witter
Schroder Salomon Smith Barney
Dresdner Kleinwort Wasserstein

## Attendance of the Annual General Meeting

Entitled to attend the Annual General Meeting of Deutsche Lufthansa Aktiengesellschaft and to cast votes are those shareholders whose names are entered in the Share Register and who register for the Annual General Meeting within the prescribed time, i.e. by the third day before the Meeting at the latest. They may attend personally or be represented by a proxy. The last day for the receipt of applications is Sunday, 16 June 2002. Applications received after 16 June 2002 can no longer be considered.

The Company will send application and proxy forms, a copy of the Agenda of the Annual General Meeting to be held on 19 June 2002 as well as resolutions proposed by shareholders on points of the Agenda that must be made public and are received in time to the addresses of those shareholders whose names are entered in the Share Register of the Company on 5 June 2002. The material will contain additional information on applications to attend and on the appointment of proxies.
New shareholders whose names are entered in the Share Register between 5 June and 16 June 2002 can register to attend in writing by disclosing their shareholder's number, their name, address and date of birth.

| | |
|---|---|
| Postal address | Deutsche Lufthansa Aktiengesellschaft<br>Investor Relations (HV)<br>50664 Köln<br>Germany |
| Fax number | +49-221-826-3646 |

Shareholders may appoint a proxy, a shareholders' association or a bank to cast votes on their behalf.
So that shareholders' associations and banks can register their proxies in time, shareholders should take note of their registration deadlines.
If the name of a bank or similar institution is entered in the Share Register, it may exercise the voting rights of shares it does not own only if authorised to do so by the shareholder.

Lufthansa is offering – as it did last year – shareholders who cannot attend the Annual General Meeting personally to have authorised representatives of the Company cast votes on their behalf. These persons shall adhere strictly to the instructions given on the proxy forms.

For the first time, Lufthansa is offering shareholders the opportunity this year to order attendance tickets or appoint proxies and provide voting instructions to

authorised representatives of the Company via the Internet. Further information in this regard can be retrieved under www.lufthansa-financials.com with link to "Annual General Meeting".

The annual report for the financial year 2001 can likewise be retrieved or ordered through the Internet. It may also be ordered as a CD-ROM or in bound form at the above-mentioned address or by e-mail at CGNIRAW@DLH.DE.
Those shareholders who have requested a copy of the annual report at a previous stage and whose names have therefore been put on our mailing list, will receive the report as a matter of course without renewing their order.

Additional inquiries or proposals by shareholders should please be sent only to the address given above.

Cologne, 3 May 2002

**Deutsche Lufthansa Aktiengesellschaft**
The Executive Board

Registered office of the Company: Köln
Entered in the Commercial Register of Cologne District Court under HRB 2168
Chairman of the Supervisory Board: Dr. Klaus G. Schlede
Executive Board: Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber (Chairman),
Wolfgang Mayrhuber (Vice Chairman), Dr. Karl-Ludwig Kley, Stefan Lauer

The same kinds of security measures are carried out at all airports. Both security equipment and personnel are subject to the same standards and differ only in number depending on the size of the airport.

Highly qualified security personnel and modern technical aids ensure that the needs of passengers for the highest possible degree of safety are met irrespective of the size of airports or the types of aircraft.

on the counter motions of Mr. Bernhard and the Dachverband der Kritischen Aktionärinnen und Aktionäre:

Mr. Bernhard and the Dachverband again base their counter motions on objections that have repeatedly been the subject of discussions at Annual General Meetings in recent years. The General Meeting has failed to approve the counter motions that are proposed here.

The statement that the company transports deportees only in cases in which it is legally obliged to do so still applies. Lufthansa rejects deportations undertaken against the obvious resistance of the persons concerned. The company has applied this practice consistently for many years.

Within the scope available to it, Lufthansa does everything in its power to meet its responsibilities to its customers, employees and the environment. It works closely together with the responsible authorities, with reputable and recognised institutions as well as with research and scientific bodies so as to comply timeously and with foresight with all reasonable requirements relating to health and security. This also applies to its participation in a wide-ranging noise protection programme that has the goal of reducing noise emissions in air transport while taking due account of the business interest of companies affected and their employees.

The Executive Board considers the counter resolutions to be unwarrented and is thus adhering to its resolutions as proposed. It reserves the right to explain its viewpoint in more detail at the General Meeting.

Cologne, May 2002

**Deutsche Lufthansa Aktiengesellschaft**
The Executive Board

3. Counter motions of the **Dachverband der Kritischen Aktionärinnen und Aktionäre e.V.,** 50737 Köln

**On points 2 and 3 of the agenda: Approval of Executive Board's acts; Approval of Supervisory Board's acts**

"Approval shall be denied to the Executive Board.
Approval shall be denied to the Supervisory Board.

Common reasons for counter motions on points 2 and 3 of the agenda:

The Executive Board and the Supervisory Board have tolerated the deportation to Rumania of stateless persons forced to board Lufthansa planes under protest at the threat of force of arms, as documented on the Internet under www.deportationclass.com/lh/presse/pm030402.html. There they were detained by the Rumanian authorities in the transit area without food and medical attention until they agreed to their forcible naturalisation.

Numerous stateless persons living in Germany that formulate their interests on the Internet under www.staatenlose.de accuse Lufthansa of condoning these deportations that violate human rights, and declare their intention to take legal action against Lufthansa for being a party to measures that cause bodily harm and to torture.

The Executive Board and the Supervisory Board ignore the transfer of voting rights by many shareholders to the group of Kritische Aktionäre, which can be contacted under www.kritischeaktionaere.de."

4. **Mr. Uwe Weber,** 51107 Cologne, has also given notice of a counter motion on point 2 of the agenda:

"Approval shall be denied to the Executive Board."

**Management's statement**

on the counter motions of Mr. Hamm:

The conclusions of the shareholder on the relationship between the size of airports and aircraft, on the one hand, and security, on the other, cannot be substantiated.

2. Counter motions of **Mr. Eduard Bernhard,** 63801 Kleinostheim

**On point 2 of the agenda: Approval of Executive Board's acts**

"Approval shall be denied because:

Chairman of the Executive Board Weber claimed at the Annual General Meeting 2001 and recently at a press conference held at the International Tourism Exchange in Berlin that Lufthansa would not permit any deportations to take place in its aircraft against the will of the so-called deportees!

Nevertheless, in the past few months numerous cases of forcible deportations with Lufthansa have been reported, and documented in exemplary fashion on the Internet under www.deportationclass.com/lh/presse/pm030402.html. The declarations of the Chairman have thus again turned out to be an insincere attempt to defend the company.

The Rumanian airline TAROM has demonstrated that it is possible to give up the deportation business, having done so itself in response to the protests of opponents of deportations, according to the same Internet page."

**On point 3 of the agenda: Approval of Supervisory Board's acts**

"Approval shall be denied due to a lack of control of the Executive Board because:

- of a lack of information/activities relating to the effects of radiation on aircraft personnel (cockpit and cabin), i.e. most especially illnesses, cancer cases and possible resulting instances of death as well as preventative measures

- continuous and repeated, i.e. daily, overflights of the Hanau-Wolfgang atomic village, where large quantities of plutonium and uranium are stored (RSK also considers the Hanau storage bunker to be unsafe after 11 September 2001 in the event of the crash of an aeroplane carrying several hundred tonnes of highly explosive fuel).

- adherence to the demand for an additional take-off and landing strip at Frankfurt Airport, although Prime Minister Koch has declared this to be inevitable in the event of a ban on night flights at Frankfurt Airport, which might result in serious disadvantages to DLH."

Dear Shareholders,

Some shareholders have given notice of their intention to propose counter motions on points of the Agenda at our Annual General Meeting in Cologne on 19 June 2002. Those motions and substantiations that must be reported to shareholders are disclosed:

1. Counter motions of **Mr. Paul Hamm,** 65428 Rüsselsheim

**On point 2 of the agenda: Approval of Executive Board's acts**

"Approval shall be denied to the Executive Board.

Reasons:

Security must have top priority in company policy. The events of 11 September 2001 require a paradigmatic change, especially in the "security" area. Small units are less likely to be attacked by terrorists and are easier to control. In spite of this situation, the Executive Board is adhering to high risk major airports (hubs) and wide-bodied aircraft."

**On point 3 of the agenda: Approval of Supervisory Board's acts**

"Approval shall be denied to the Supervisory Board.

Reasons:

In spite of the events of 11 September 2001, which make wide-bodied aircraft a high security risk in the future, the Supervisory Board of LH resolved on 6 December 2001 to order 15 Airbus A380-800, which are not yet available for delivery. These aircraft, which can transport nearly 600 people and carry a fuel load of over 100,000 kg, are "flying bombs" and are highly vulnerable to terrorist attack by suicide commandos. The decision to purchase these planes was based on a proposal by the Executive Board of LH."

Lufthansa



# Group Report January to March 2002

**Revenue**
€m


3,632
Jan–Mar 2002
Jan–Mar 2001

**Operating result**
€m


+5
Jan–Mar 2002
Jan–Mar 2001

Dear Shareholder,

In the first quarter of 2002 Lufthansa more than doubled its operating result compared with the same period last year. This successful performance was the result of our prompt and resolute response to the slump in business following the events of 11 September 2001. We systematically adjusted our supply to demand, drastically reduced capital expenditure and implemented large-scale cost-cutting measures.

Sales in the first quarter fell distinctly compared with the same period last year. However, the slow recovery which began in the final weeks of 2001 continued steadily up to March, although Germany is currently still lagging behind the upward trend. Within the Passenger Business segment, long-haul services particularly are showing a pleasing course of development.

The Group's airlines managed to improve their load factors significantly. This was achieved mainly by reducing available capacity. The Passenger Business segment also succeeded in improving average yields by 1.2 per cent. This is due to two factors: firstly, the share of First and Business Class passengers in total business regained its accustomed level and, secondly, prices were maintained at a fairly stable level. In the air cargo sector average yields declined by 1.8 per cent.

The operating result for the first three months of 2002 rose by €7m compared with the first quarter last year to €12m. This was accomplished solely by rigorous cost management, which limited the rise in operating expenses. A positive key factor was the lower cost of materials. Thus both fuel costs and the other output-related expenditure items decreased over twelve months.

The group of consolidated companies corresponds to that at the end of 2001. However, it differs from the consolidated group in the first quarter of last year owing to the first-time consolidation of other companies in the Catering and Maintenance, Repair and Overhaul segments as well as the deconsolidation of GlobeGround. In particular, the inclusion of the Sky Chefs USA group considerably impairs comparability with last year's first-quarter figures.

**Utilisation raised further**

Available capacity of the Group's airlines in the first three months of this year remained at the lower level (–11.5 per cent) dictated by the subdued demand. Sales declined by the smaller margin of 8.1 per cent; consequently, the overall load factor improved by 2.6 percentage points to 71.0 per cent. Although the number of passengers carried (9.7 million) was down by 11.4 per cent, the passenger load factor increased by 2.8 percentage points to 73.1 per cent. Lufthansa Cargo, too, was able to improve its cargo load factor by 2.6 percentage points to 68.4 per cent amid capacity reductions.

**Revenue growth fuelled by larger consolidated group**

Traffic revenue fell by 8.1 per cent in the first quarter in line with the sales volume, amounting to €2.7bn. Other revenue rose by 71.8 per cent to €1.1bn; this was due solely to the change in the group of consolidated companies.

Despite the persisting crisis, Lufthansa Technik's MRO segment raised its revenue in the first three months of the year by 2.1 per cent vis-à-vis the first quarter of 2001. It expanded business with external clients by as much as 14.6 per cent. The Catering segment's external revenue surged by 349.3 per cent, above all because of the first-time consolidation of the LSG Sky Chefs USA group. The Lufthansa Group's total revenue rose by 6.1 per cent to €3.9bn.

**Cost of fuel and fees and charges reduced**

Operating expenses grew by 6.2 per cent to €4.0bn. Disproportionate rises were recorded for staff costs (+19.7 per cent) and depreciation and amortisation (+12.9 per cent) on account of the changes in the consolidated group. By contrast, expenditure on fuel decreased by 27.4 per cent or €110m. Of this overall reduction, –10.4 percentage points were due to the lower consumption and –17.5 percentage points to lower prices, while exchange-rate effects pushed up the fuel bill by +0.5 percentage points.

Although output fell by 11.5 per cent, fees and charges went down by only 6.8 per cent as air traffic control charges and airport handling fees likewise rose steeply compared with the first three months of 2001. The profit from operating activities jumped by 95.8 per cent to €47m.

**Poorer financial result**

The financial result declined by €106m to –€226m. The income from subsidiaries, joint ventures and associates showed a marked deterioration against last year at –€126m. This was primarily attributable to Thomas Cook AG, which dented the result with goodwill amortisation of €23m and seasonally related start-up losses for the summer business. The interest result dropped by 43.6 per cent to –€112m owing to the Group's higher indebtedness and the first-time consolidation of the LSG Sky Chefs USA group.

The result from ordinary activities came to –€179m.

The net cash flow generated from operating activities amounted to €478m, which was 37.4 per cent less than during the same period last year. The Lufthansa Group's capital expenditure fell steeply on account of the package of measures taken in the wake of September 2001. It totalled €277m in the first quarter of 2002, a year-on-year decline of 62.8 per cent. More than half of the amount was spent on purchases of and advance payments on aircraft. The remainder was expended on other tangible assets and financial assets.

The first quarter's capital expenditure was funded in full from the internally generated cash flow. The internal financing ratio came to 172.6 per cent (2001: 102.4 per cent). Net indebtedness was reduced to €3.5bn (compared with €3.8bn at the end of 2001). In the first three months of last year the Group's net indebtedness had stood at €1.7bn.

In January 2002 Lufthansa recorded an inflow of resources amounting to €750m from the launch of a convertible bond. The bond is traded on the Luxembourg stock exchange, and the German stock exchange Deutsche Börse has meanwhile licensed trading in the shares converted from the bond. As a result the total available cash resources amount to €1.1bn.

## Outlook

Given the growing demand, we decided to reactivate part of the grounded passenger fleet with the start of the summer timetable and to prudently expand our capacity – especially on intercontinental routes. Altogether we shall successively increase the number of deployed aircraft up to the end of the summer timetable from 194 to 222. We shall monitor developments closely so that we can react flexibly to changes. We are sticking to our stringent cost management. We shall also continue to limit our capital expenditure during the current year. Our efforts in 2002 are focused on optimising the cash flow remaining within the Company so as to reduce our net indebtedness. We are nevertheless sticking to our plan to issue a corporate bond in the amount of €500m, the launch of which was originally envisaged for September 2001. Given appropriate market conditions, a launch in the near future is conceivable.

The experts disagree as to the speed and intensity with which the world economy is recovering. In the United States GDP grew in the first quarter of 2002, but consumers are still unsettled, with the result that the underlying situation for the US air traffic industry has not yet fundamentally changed. However, economic momentum is expected to pick up in the second half of the year – including in Europe. On the other hand, the rise in the price of oil during the last few weeks poses a risk to economic recovery as well as to Lufthansa. An additional risk is the behaviour of other airlines in relation to capacity and prices.

It is not yet possible to give a result forecast for 2002 as a whole. We intend to do so at the Annual General Meeting on 19 June. As long as no further political or terrorist events impede the economic upturn, we anticipate a distinctly better operating result in 2002 than in 2001. We therefore expect that we shall be able to pay a dividend for the current financial year.

**Consolidated Income Statement**

€m

| | Jan–Mar **2002** | Jan–Mar 2001 | Change in per cent |
|---|---|---|---|
| Traffic revenue | **2,741** | *2,984* | −8.1 |
| – of which Passenger Business | 2,195 | *2,387* | −8.0 |
| – of which Logistics | 546 | *597* | −8.5 |
| Other revenue | **1,113** | *648* | 71.8 |
| – of which MRO* | 329 | *287* | 14.6 |
| – of which Catering* | 620 | *138* | 349.3 |
| **Revenue** | **3,854** | *3,632* | 6.1 |
| Other operating income/changes in inventories and work performed by the enterprise and capitalized | 208 | *173* | 20.2 |
| **Total operating income** | **4,062** | *3,805* | 6.8 |
| Cost of materials | 1,671 | *1,738* | −3.9 |
| – of which fuel | 292 | *402* | −27.4 |
| – of which fees and charges | 519 | *557* | −6.8 |
| Staff costs | 1,053 | *880* | 19.7 |
| Depreciation and amortisation | 297 | *263* | 12.9 |
| Other operating expenses | 994 | *900* | 10.4 |
| **Total operating expenses** | **4,015** | *3,781* | 6.2 |
| **Profit from operating activities** | **47** | *24* | 95.8 |
| **Operating result** | **12** | *5* | 140.0 |
| Income from subsidiaries, joint ventures and associates | −126 | *−42* | −200.0 |
| Net interest including other financial items | −100 | *−78* | −28.2 |
| **Financial result** | **−226** | *−120* | −88.3 |
| **Loss from ordinary activities** | **−179** | *−96* | −86.5 |
| Taxes | −7 | *4* | −275.0 |
| Minority interests | 0 | *−2* | 100.0 |
| **Net loss for the period** | **−186** | *−94* | −97.9 |
| EBITDA | 235 | *253* | −7.1 |
| **Loss per share** | **−€0.49** | *−€0.25* | −96.0 |

*Figures not comparable due to changes in the group of consolidated companies.

**Segment information**

€m

| Segment/ Company | Total revenue Jan–Mar **2002** | 2001 | External revenue Jan–Mar **2002** | 2001 | of which traffic revenue Jan–Mar **2002** | 2001 | Expenses Jan–Mar **2002** | 2001 | Cost of materials Jan–Mar **2002** | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Passenger Business*** | 2,364 | *2,558* | 2,272 | *2,445* | 2,195 | *2,387* | 2,548 | *2,779* | 1,193 | *1,399* |
| **Logistics** | 555 | *602* | 552 | *601* | 546 | *597* | 566 | *662* | 343 | *390* |
| **MRO**** | 640 | *627* | 329 | *287* | – | – | 623 | *631* | 348 | *377* |
| **Catering**** | 718 | *239* | 620 | *138* | – | – | 778 | *250* | 283 | *94* |
| **Leisure Travel**** | – | – | – | – | – | – | – | – | – | – |
| **IT Services** | 108 | *100* | 36 | *27* | – | – | 106 | *99* | 8 | *9* |
| **Service and Financial Companies***** | 45 | *137* | 45 | *134* | – | – | 56 | *130* | 16 | *39* |
| **Total of segments** | 4,430 | *4,263* | 3,854 | *3,632* | 2,741 | *2,984* | 4,677 | *4,551* | 2,191 | *2,308* |
| **Reconciliation****** | –576 | *–631* | – | – | – | – | –662 | *–770* | –520 | *–570* |
| **Group** | 3,854 | *3,632* | 3,854 | *3,632* | 2,741 | *2,984* | 4,015 | *3,781* | 1,671 | *1,738* |

| Continuation ... Segment/ Company | Staff costs Jan–Mar **2002** | 2001 | Depreciation and amortisation Jan–Mar **2002** | 2001 | Segment results Jan–Mar **2002** | 2001 | of which from investments accounted for under the equity method Jan–Mar **2002** | 2001 | Capital expenditure Jan–Mar **2002** | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Passenger Business*** | 440 | *452* | 190 | *195* | 7 | *–30* | –8 | *–3* | 187 | *508* |
| **Logistics** | 77 | *76* | 29 | *28* | 19 | *8* | 0 | *0* | 3 | *117* |
| **MRO**** | 176 | *148* | 17 | *13* | 41 | *19* | 1 | *3* | 8 | *9* |
| **Catering**** | 315 | *113* | 52 | *6* | –28 | *–8* | 1 | *–8* | 53 | *4* |
| **Leisure Travel**** | – | – | – | – | –120 | *–59* | –120 | *–59* | – | – |
| **IT Services** | 33 | *31* | 7 | *8* | 4 | *3* | – | – | 5 | *7* |
| **Service and Financial Companies***** | 11 | *60* | 2 | *12* | –9 | *66* | –10 | *10* | 12 | *11* |
| **Total of segments** | 1,052 | *880* | 297 | *262* | –86 | *–1* | –136 | *–57* | 268 | *656* |
| **Reconciliation****** | 1 | – | – | *1* | 133 | *25* | 136 | *57* | 9 | *89* |
| **Group** | 1,053 | *880* | 297 | *263* | 47 | *24* | – | – | 277 | *745* |

*Following the changeover to reporting Deutsche Lufthansa AG and Lufthansa CityLine GmbH as a consolidated sub-group, the 2001 figures have been similarly re-computed. Hence no direct comparison is possible with the figures published in the Group Report for the first quarter of 2001.

**Figures only partly comparable due to changes in the group of consolidated companies.

***The 2001 figures contain the GlobeGround group, which was previously allocated to the business segment Ground Services. Following the sale of part of that group, the result of GlobeGround GmbH is contained at equity under that of Lufthansa Commercial Holding.

****The reconciliation includes consolidation effects and amounts resulting from the different interpretation of contents of segment items in comparison to the associated Group items.

### Geographical segment information

€m

| Region | Traffic revenue* Jan–Mar 2002 | 2001 | Other operating revenue Jan–Mar 2002 | 2001 | Total revenue Jan–Mar 2002 | 2001 |
|---|---|---|---|---|---|---|
| Europe | 1,942 | *1,953* | 386 | *338* | 2,328 | *2,291* |
| North America | 301 | *343* | 464 | *140* | 765 | *483* |
| Central and South America | 59 | *80* | 41 | *9* | 100 | *89* |
| Asia/Pacific | 355 | *385* | 136 | *100* | 491 | *485* |
| Middle East | 33 | *40* | 62 | *39* | 95 | *79* |
| Africa | 51 | *51* | 24 | *22* | 75 | *73* |
| Others | 0 | *132* | 0 | *0* | – | *132* |
| Total of segments | 2,741 | *2,984* | 1,113 | *648* | 3,854 | *3,632* |

*The allocation to regions is based on the original place of sale.

### Cash flow, capital expenditure, indebtedness, number of employees

| | | Jan–Mar 2002 | 2001 | Change in per cent |
|---|---|---|---|---|
| Cash flow | €m | **478** | *763* | –37.4 |
| Capital expenditure | €m | **277** | *745* | –62.8 |
| Indebtedness | | | | |
| gross | €m | **5,438** | *2,346* | 131.8 |
| net | €m | **3,500** | *1,701* | 105.8 |
| Average number of employees | | **84,802** | *72,279* | 17.3 |

### Cash flow statement

€m

| | Jan–Mar 2002 | 2001 | Change in per cent |
|---|---|---|---|
| Cash and cash equivalents at beginning of period | **378** | *386* | – 2.1 |
| Cash flows from operating activities | **478** | *763* | –37.4 |
| Cash outflows for investing activities | **–229** | *–393* | 41.7 |
| Cash inflows/outflows from financing activities | **508** | *– 412* | – |
| Net increase/decrease in cash and cash equivalents | **757** | *– 42* | – |
| Cash and cash equivalents at end of period | **1,135** | *344* | 229.9 |

### Traffic figures of the Lufthansa Group's airlines

| | | Jan–Mar 2002 | 2001 | Change in per cent |
|---|---|---|---|---|
| Passengers carried | thousand | **9,660** | *10,903* | –11.4 |
| Passenger load factor | per cent | **73.1** | *70.3* | 2.8 p. |
| Cargo/mail | thousand tonnes | **396** | *424* | –6.7 |
| Cargo load factor | per cent | **68.4** | *65.8* | 2.6 p. |
| Available tonne-kilometres | million | **5,114** | *5,781* | –11.5 |
| Revenue tonne-kilometres | million | **3,633** | *3,953* | –8.1 |
| Overall load factor | per cent | **71.0** | *68.4* | 2.6 p. |
| Number of flights | | **119,099** | *136,260* | –12.6 |

## The Fleet

| | Mar 31, 2002 | Dec 31, 2001 | Sep 30, 2001 |
|---|---|---|---|
| **Fleet of Deutsche Lufthansa AG** | | | |
| Airbus A300 | 14 | 14 | 14 |
| Airbus A310 | 5 | 5 | 5 |
| Airbus A319 | 20 | 20 | 20 |
| Airbus A320 | 36 | 36 | 36 |
| Airbus A321 | 26 | 26 | 26 |
| Airbus A340 | 34 | 34 | 32 |
| Boeing 737 | 73 | 73 | 73 |
| Boeing 747 | 35 | 37 | 36 |
| Total | 243 | 245 | 242 |
| **Fleet of Lufthansa CityLine GmbH** | | | |
| Fokker 50* | 11 | 11 | 11 |
| Canadair Jet | 50 | 49 | 47 |
| Avro RJ85 | 18 | 18 | 18 |
| Total | 79 | 78 | 76 |
| **Fleet of Lufthansa Cargo AG** | | | |
| Boeing 747F/SF | 8 | 8 | 8 |
| Boeing MD-11F | 14 | 14 | 14 |
| Total | 22 | 22 | 22 |
| **Fleet of Lufthansa Group total** | **344** | 345 | 340 |
| of which | | | |
| – own aircraft** | 269 | 271 | 272 |
| – Finance Lease** | 67 | 66 | 59 |
| – Operating Lease | 8 | 8 | 9 |

*leased to Contact Air

**As from 31 December 2001 acquisitions under lease-purchase agreements are shown under the heading Finance Lease. The status as per 30 September 2001 has been adjusted.

## Segment Passenger Business

Lufthansa Passenger Business Group*

| | | Jan–Mar **2002** | 2001 |
|---|---|---|---|
| Passengers carried | thousand | 9,660 | *10,903* |
| Available seat-kilometres | million | 26,394 | *30,223* |
| Revenue passenger-kilometres | million | 19,301 | *21,232* |
| Passenger load factor | per cent | 73.1 | *70.3* |
| Revenue | €m | 2,364 | *2,558* |
| Segment result | €m | 7 | *– 30* |
| – of which from investments accounted for under the equity method | €m | –8 | *– 3* |
| Average number of employees | | 33,344 | *33,416* |

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

As from the end of the financial year 2001, the Passenger Business segment shows only the consolidated segment result for Deutsche Lufthansa AG and Lufthansa CityLine GmbH. Last year's figures have been recalculated in line with this new classification.

In the first quarter of 2002 the consequences of last September's terror attacks plus the slack overall economic climate continued to dampen the development of the Group's passenger airlines. Despite the slight recovery following the slump in the fourth quarter of 2001, the number of passengers carried was well down over twelve months, falling 11.4 per cent short of last year's corresponding figure. The amount of capacity sold – 19.3 billion revenue passenger-kilometres – was 9.1 per cent less than the first-quarter total in 2001. As Lufthansa concurrently reduced its available capacity – in line with the subdued market situation – by 12.7 per cent, it nevertheless increased its passenger load factor by 2.8 percentage points to the high level of 73.1 per cent.

In the traffic regions Asia/Pacific and Africa/Middle East Lufthansa actually managed to lift the number of passengers by 1.4 and 0.2 per cent, respectively, whereas a double-digit decrease was registered in the other traffic regions. On the other hand, Lufthansa German Airlines and Lufthansa CityLine pushed up the passenger load factors

in all traffic regions. The highest score of 81.4 per cent (+3.3 percentage points) was recorded in Asia/Pacific, while the level reached on the routes to and from the Americas was almost as high at 79.7 per cent (+5.5 percentage points).

Thanks to the positive trend in average yields, the fall in traffic revenue by 8.0 per cent was not as pronounced as that in sales – a consequence of the contraction of available capacity and a return to something like a normal level of demand for seats in First and Business Class. Total revenue generated was €2.4bn, 7.6 per cent less than in the same period last year. Together with the other segment income of €191m – which was similar to last year's figure – total segment income amounts to €2.6bn (–7.1 per cent).

By virtue of the capacity adjustment and the successful cost cutting programme, total segment expenses were reduced by 8.3 per cent – i.e. more sharply than total segment income – to €2.5bn. The reduction of expenditure came mainly from the cost of materials, which decreased by 14.7 per cent. Capacity reductions and the favourable development of oil prices kept the fuel bill €97m lower than in 2001. The contraction of output also pushed down landing fees and air traffic control charges as well as charter expenses and the cost of in-flight services. Third-party IT costs sank by 29.3 per cent owing to the halting of projects. Staff costs, too, declined by 2.7 per cent even though the new collective pay settlement concluded in spring 2001 had no impact on the first quarter of last year. Depreciation and amortisation were down over twelve months by 2.6 per cent. At 1.1 per cent, the drop in other operating expenses was somewhat smaller since this item was burdened by the sharp rise in insurance premiums.

In the first quarter of 2002 the Lufthansa Passenger Business group substantially increased its segment result: compared with last year's loss of –€30m, it posted a profit of +€7m. In view of the rising demand, Lufthansa is moderately increasing its available capacity as from the 2002 summer timetable and will progressively reactivate some of the previously grounded aircraft. Even so, capacity will remain between five per cent (intercontinental routes) and eight per cent (European programme) below last year's corresponding figure. Given a positive development of the underlying

political and economic situation, demand will gradually rise towards the level prevailing prior to 11 September. In that case, a distinctly better result may be expected for 2002 as a whole. It will not match that achieved in 2000, however.

The Passenger Business segment's capital expenditure amounted to €187m (–63.2 per cent) and was spent mainly on purchases of and down payments on aircraft.

With effect from 1 June the routes between Germany and Poland will be flown on a code-sharing basis. This is envisaged in an agreement signed on 4 April by Lufthansa and LOT which is also to pave the way to LOT's inclusion in the Star Alliance. Ansett Australia has ceased operations and exited the Star Alliance in April 2002. Nevertheless, the major Australian cities remain in the joint network of the partner airlines. Thai Airways and Singapore Airlines are providing the relevant connections.

## Segment Logistics

Lufthansa Cargo AG

| | | Jan–Mar **2002** | 2001 |
|---|---|---|---|
| Cargo/mail | thousand tonnes | 396 | *424* |
| Available cargo tonne-kilometres | million | 2,467 | *2,756* |
| Revenue cargo tonne-kilometres | million | 1,689 | *1,814* |
| Cargo load factor | per cent | 68.4 | *65.8* |
| Revenue | €m | 555 | *602* |
| Segment result | €m | 19 | *8* |
| – of which from investments accounted for under the equity method | €m | 0 | *0* |
| Average number of employees | | 5,219 | *5,437* |

In the two months February and March the first signs of a recovery of the world economy manifested themselves in cargo business. Despite this, Lufthansa Cargo's traffic data in the first quarter of 2002 were well down on the year: the volume of freight and mail transported declined by 6.7 per cent to 396,000 tonnes, while sales dropped by 6.9 per cent to 1.7 billion revenue cargo tonne-kilometres. But since Lufthansa Cargo reduced its available capacity to a greater extent – by 10.5 per cent – it was able to raise the cargo load factor by 2.6 percentage points to 68.4 per cent.

Traffic revenue contracted by the larger margin of 8.5 per cent as average yields had grown in the corresponding period last year. Lufthansa Cargo generated total segment income of €585m (–12.7 per cent).

Expenditure fell much more steeply by –14.5 per cent or €96m. The cost of materials decreased by 12.1 per cent. Fuel costs plummeted by 19.1 per cent or €14m, mainly owing to the lower price level. Charter costs likewise dropped in the wake of the capacity reductions caried out by the Lufthansa passenger airlines. By contrast, staff costs rose by 1.2 per cent even though the size of the workforce shrank by 4.0 per cent on an annualised basis. This was due to the collective pay rise for ground staff and cockpit crews which had not yet become effective during the comparable period of last year.

The Logistics segment's capital expenditure was slashed from €117m to just €3m because the fleet expansion programme was concluded in 2001. The capital spending in the first quarter chiefly concerned the extension of the IT infrastructure.

The stringent cost-cutting strategy more than offset the decline in revenue, so that Lufthansa Cargo managed to more than double its segment result compared with the first three months of 2001. It posted a profit of €19m, which was €11m more than at the same stage last year. If the economic recovery persists and the momentum of business activity picks up, Lufthansa Cargo expects to turn in a better full year's result than in 2001.

The provision of additional joint products within the framework of the air cargo alliance WOW with SAS Cargo and Singapore Airlines Cargo will have a positive effect on Lufthansa Cargo's course of business in the current year. In the first quarter both the express and the standard freight services of all three airlines were harmonised. To optimise its booking management, the Lufthansa Group's cargo airline introduced the Eagle module in January. On 1 January 2002 Lufthansa Cargo SameDay World GmbH commenced operations as an autonomous business entity.

## Segment Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik Group*

| | | Jan–Mar **2002** | 2001 |
|---|---|---|---|
| Revenue | €m | 640 | *627* |
| – of which with companies of the Lufthansa Group | €m | 311 | *340* |
| Segment result | €m | 41 | *19* |
| – of which from investments accounted for under the equity method | €m | 1 | *3* |
| Average number of employees | | 13,483 | *10,913* |

*Figures only partly comparable due to changes in the group of consolidated companies.

In the first quarter of 2002, as in the annual financial statements for 2001, the Lufthansa Technik group was expanded to include new companies. These are Lufthansa Technik Logistik, Lufthansa Airmotive Ireland, Lufthansa Airmotive Ireland Holdings, Lufthansa A.E.R.O., Lufthansa Technik North America Holding and BizJet International Sales & Support. Consequently, the results are only partly comparable with those last year.

In the first quarter of 2002 the Maintenance, Repair and Overhaul (MRO) segment continued the successful course of business which it pursued last year. The revenue generated by the MRO group rose by 2.1 per cent to €640m, although that of the parent company Lufthansa Technik AG sank by 7.9 per cent. This was a consequence of the capacity reductions carried out by the Lufthansa Group's airlines in order to optimise their cost and expenditure situation. This reduced aircraft downtimes and aero-engine events, which dented Lufthansa Technik's revenue by €29m (–8.5 per cent). However, this was overcompensated by the persistently stable orders from external customers: external revenue grew by 14.6 per cent, raising its share of total revenue from 46 to 51 per cent. The Lufthansa Technik group generated total segment income of €664m.

Lufthansa Technik likewise successfully held down cost growth through selective cost management. Operating expenses totalled €623m, which was 1.3 per cent less than last year. The cost of materials declined by 7.7 per cent as expenditure on purchased services dropped by 30.1 per cent in the wake of the expanded group. By contrast, staff

costs climbed by 18.9 per cent to €176m. This was caused by the expansion of the consolidated group and the creation of 703 new jobs at Lufthansa Technik AG. Despite the continuing uncertain economic situation, the company increased the number of apprenticeships so as to safeguard the future potential pool of trained staff.

In the first quarter of 2002 the Lufthansa Technik group posted a segment result of €41m, a rise over twelve months of €22m. If the current business trend continues, the result for 2002 as a whole – weighing up all the chances and risks – should be in line with last year's result.

The project freeze imposed as part of the overall cost reduction programme caused the segment's capital expenditure to decrease by 11.1 per cent in the period under review to €8m. It was devoted to operationally necessary investments in tangible assets and software.

In April Lufthansa Technik became the sole owner of Hawker Pacific Aerospace, California. The company has a 20 per cent share of the overhaul world market for landing gears of large commercial aircraft.

**Segment Catering**
LSG Sky Chefs Group*

| | | Jan–Mar **2002** | 2001 |
|---|---|---|---|
| Group revenue | €m | 718 | *239* |
| – of which with companies of the Lufthansa Group | €m | 98 | *101* |
| Segment result | €m | –28 | *– 8* |
| – of which from investments accounted for under the equity method | €m | 1 | *– 8* |
| Average number of employees | | 29,915 | *13,463* |

*Figures only partly comparable due to changes in the group of consolidated companies.

The inclusion of the LSG Sky Chefs USA group in the consolidated group has heavily distorted the level of both income and expense. This makes a comparison with the corresponding 2001 figures fairly meaningless.

Following the deterioration in the fourth quarter of 2001, the LSG Sky Chefs group's business trend is showing some signs of picking up. The number of flights and of passengers catered for both rose, but were still clearly lower than last year. The strongest quarter-on-quarter improvements occurred in the United States, in Europe and in Asia. In the first quarter of 2002 the LSG Sky Chefs group generated total revenue of €718m. This leap by 200.4 per cent is solely attributable to the change in the group of consolidated companies. This also caused external revenue to surge by 349.3 per cent to €620m. The LSG Sky Chefs group generated total segment income of €750m.

Segment expenditure totalled €778m, a year-on-year increase of 211.2 per cent. The cost of materials went up in line with revenue by 201.1 per cent, whereas staff costs expanded at the below-average rate of 178.8 per cent. This was facilitated primarily by the lay-offs following 11 September and the rigorous cost management programme. The acquisition of the outstanding shares in the LSG Sky Chefs group USA led depreciation and amortisation to increase to €52m, which was €46m more than in the first three months of last year.

In the first quarter of 2002 the LSG Sky Chefs group posted a negative segment result of –€28 m; this was a drop of €20m over twelve months. For 2002 as a whole a further recovery is expected in air travel and hence an improvement in the business momentum of the airline catering sector, so that a marginally positive result is anticipated for the full year.

The Catering segment's capital expenditure increased to €53m (2001: €4m). It mainly was allocated to goodwill charges.

## Segment Leisure Travel

Thomas Cook AG

| | | November 2001 to January 2002 | November 2000 to January 2001 |
|---|---|---|---|
| Passengers carried | thousand | 1,440 | *1,420* |
| Revenue | €m | 1,040 | *800* |
| Earnings from operating activities (EBIT) | €m | – 226 | *–104* |
| Average number of employees | | 25,407 | *11,607* |

(Financial year: November 1 to October 31)
Previous year's figures not comparable due to the inclusion of Thomas Cook UK

The inclusion of Thomas Cook UK in the Leisure Travel segment's consolidated group since April 2001 obscures comparisons between the first quarter 2001/2002 and the corresponding period twelve months earlier.

The first quarter of the 2001/2002 financial year (1 November 2001 to 31 January 2002) suffered heavily from the effects of the tragic events of 11 September 2001. Above all in Germany and the western part of the continental European markets the demand for leisure travel services fell at double-digit rates. The consequences not only impaired overall demand but also changed the demand profile, in some cases radically.

Excluding the first-time consolidated Thomas Cook UK, the Leisure Travel segment transported 1.1 million passengers, a year-on-year decrease of 21.4 per cent. Including Thomas Cook UK, the number of passengers rose slightly to 1.4 million.

Owing to higher security and fuel costs coupled with capacity constraint (compared with previous years), average journey prices in Europe rose slightly. Consequently (excluding the contribution from Thomas Cook UK), the decline in revenue, at 12.5 per cent, was much smaller than the drop in the number of leisure travellers. It totalled €0.7bn, compared with €0.8bn in the first quarter of the previous financial year. Including the contribution from Thomas Cook UK, the revenue of the Thomas Cook group in the first three months of the current business year totalled €1.0bn.

Just six weeks after the terrorist assaults Thomas Cook launched its group-wide programme Triple T (Team, Targets, Thomas Cook) with a view to safeguarding its profitability. So far the programme has been implemented successfully and according to schedule. In the business year as a whole it is to facilitate capacity and overhead-related savings of up to €530m. This means that even if demand falls appreciably, a result can be achieved more or less on par with that achieved last year. In the United Kingdom the programme also entails profound organisational and structural changes leading to a tighter organisation and stronger pan-European integration.

The programme has helped to keep the first-quarter result stable on a comparable basis, i.e. excluding Thomas Cook UK. As in the UK, too, the first quarter usually ends with a loss for seasonal reasons, the result – including the first-time consolidated Thomas Cook UK – comes to minus €226m, which is greatly inferior to the first-quarter result in 2000/2001. The segment result accounted for under the equity method comes to –€120m (2000/2001: –€59m).

**Segment IT Services**

Lufthansa Systems Group

| | | Jan–Mar **2002** | 2001 |
|---|---|---|---|
| Group revenue | €m | 108 | *100* |
| – of which with companies of the Lufthansa Group | €m | 72 | *73* |
| Segment result | €m | 4 | *3* |
| – of which from investments accounted for under the equity method | €m | – | – |
| Average number of employees | | 2,108 | *1,916* |

In the first three months of the current financial year the Lufthansa Systems group performed successfully in the market. External revenue was lifted by 33.3 per cent to reach €36m. Revenue with other Lufthansa companies, by contrast, declined by 1.4 per cent because of the project freeze set in train as part of the cost saving programme throughout the Lufthansa Group. The Lufthansa Systems group generated total revenue of €108m, a year-on-year improvement of 8.0 per cent.

The IT Services segment expenditure grew at the slower pace of 7.1 per cent to €106m. Staff costs went up by 6.5 per cent on account of the expansion of the workforce in the first half of 2001.

For the first quarter of 2002 the Systems group generated a segment result of €4m; this was 33.3 per cent or €1m more than last year's first-quarter profit. For the full year, too, the IT segment expects the result to be higher than last year since the implementation of the strict cost management and the extension of business with third-party customers will equalise the effects of the crisis.

In the period under review the Lufthansa Systems group wholly acquired GbD Gesellschaft für beleglose Dokumentenbearbeitung mbH and simultaneously disposed of its shares in Lufthansa Revenue Services to Lufthansa Commercial Holding.

**Service and Financial Companies***

| | | Jan–Mar **2002** | 2001 |
|---|---|---|---|
| Revenue | €m | 45 | *137* |
| – of which with companies of the Lufthansa Group | €m | 0 | *3* |
| Segment result | €m | –9 | *66* |
| – of which from investments accounted for under the equity method | €m | –10 | *10* |
| Average number of employees | | 733 | *7,134* |

*Figures not comparable due to changes in the group of consolidated companies.

The division Service and Financial Companies comprises the two enterprises START AMADEUS GmbH and Lufthansa Commercial Holding GmbH. A comparison of the current year figures with those of the previous year is difficult, since the latter contained the GlobeGround group, which remained in the consolidated group until 31 July 2001. Especially the large disparities in the revenue and expense items as well as in the number of employees are due to the inclusion of GlobeGround in last year's figures. Following the sale of the majority of the shares in GlobeGround in August 2001 the

company now is accounted for under the equity method and is included in the result of Lufthansa Commercial Holding.

The result of the division Service and Financial Companies in the first quarter of 2002 was marked by smaller book profits plus an exceptional burden from START AMADEUS. The upshot of this was a negative segment result of –€9m (2001: €66m). For 2002 as a whole the segment anticipates a better result than last year as, among other things, a capital gain will accrue to Lufthansa Commercial Holding from the disposal of the remaining 49 per cent stake in GlobeGround on 30 June 2002.

Given the negative development of the travel industry, START AMADEUS saw its revenue dip by €6m or 12.5 per cent. Its operating expenses went up by 16.6 per cent even though the cost of materials went down by 17.7 per cent. This was attributable to other operating expenses, which more than doubled to €18m. This item includes charges of €11m in connection with the insolvency of Qivive GmbH. All conceivable financial burdens arising from the insolvency of Qivive have thus been debited in the accounts already in the first quarter. As things stand at the moment, START AMADEUS will match last year's result in 2002.

## Dates

| | |
|---|---|
| *June 19, 2002* | *49th Annual General Meeting in Cologne* |
| *August 21, 2002* | *Release of the Group Report January to June 2002* |
| *November 13, 2002* | *Press and Analysts' Conference Release of the Group Report January to September 2002* |
| *March 20, 2003* | *Press and Analysts' Conference on 2002 result* |
| *June 18, 2003* | *50th Annual General Meeting in Cologne* |

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Deutsche Lufthansa AG
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**Deutsche Lufthansa**
**Aktiengesellschaft**
Registered office: Cologne
Entered in the Commercial
Register of Cologne
District Court under HRB 2168

Chairman of the Supervisory Board:
Dr. Klaus G. Schlede

Executive Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber (Chairman),
Wolfgang Mayrhuber (Deputy Chairman),
Dr. Karl-Ludwig Kley, Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/02